Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 4:

We consent to the use of our report, dated June 16, 2017, with respect to the statement of assets and liabilities of Prudential Muni High Income Fund, a series of Prudential Investment Portfolios 4, including the schedule of investments, as of April 30, 2017, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years in the five-year period then ended, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

June 26, 2017